Exhibit 12
LAND O’LAKES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Year Ended December 31,
	2007	2006	2005	2004	2003

Earnings:
Earnings before income taxes and discontinued operations	$201,904	$96,851	$136,932	$33,376	$99,977
(Less): Equity in earnings of affiliated companies	(68,183)	(13,674)	(41,343)	(62,204)	(49,607)
Add: Minority interest in earnings of subsidiaries	1,469	1,449	1,354	1,648	6,366
Add: Distributed income of equity investees	33,699	4,736	35,250	47,846	37,356
Add: Fixed Charges (1)	88,512	88,382	107,669	105,529	103,761
Less: Capitalized interest	(945)	(95)	—	(68)	(8)

Earnings available to cover fixed charges	$256,456	$177,649	$239,862	$126,127	$197,845
Ratio of earnings to fixed charges	2.9	2.0	2.2	1.2	1.9

(1)	Fixed charges consist of the following:

	Year Ended December 31,
	2007	2006	2005	2004	2003

Interest expense, gross	$69,301	$69,968	$89,978	$88,356	$86,541
Rentals (interest factor)	19,211	18,414	17,691	17,173	17,220

Total fixed charges	$88,512	$88,382	$107,669	$105,529	$103,761